C M 2/15

AM 2-15-05

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

05035572

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50847

RECD S.E.C.
FEB 14 2005
528

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kovack Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6451 North Federal Highway, Suite 1201
(No. and Street)

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Fort Lauderdale (City) Florida (State) 33308 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronald J. Kovack (954) 491-1733
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Margolies, Fink and Wichrowski
(Name – *if individual, state last, first, middle name*)

2201 West Sample Road, #9-1B (Address) Pompano Beach, (City) Florida (State) 33073 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 17 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

ims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant e supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

08 2-16

10 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald J Kovack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kovack Securities Inc, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: None

Carlo A. Bidone, Jr.
Commission # DD162660
Expires Nov. 14, 2006
Aaron Notary
1-800-350-5161

[signature]
Notary Public

[signature]
Signature

Chairman
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KOVACK SECURITIES, INC.
TABLE OF CONTENTS

MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS
BUILDING 9, SUITE 1B
2201 W. SAMPLE RD.
POMPANO BEACH, FLORIDA 33073
OFFICE: (954) 979-5440
FAX: (954) 979-1939
www.mfwcpa.net

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Kovack Securities, Inc.

We have audited the accompanying balance sheets of Kovack Securities, Inc. as of December 31, 2004 and 2003, and the related statements of income, stockholders equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kovack Securities, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Margolies, Fink and Wichrowski

January 18, 2005

KOVACK SECURITIES, INC.
BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Cash and cash equivalents	$ 1,039,599	$ 594,235
Marketable securities, net of valuation allowance	6,186	5,866
Receivables:		
Clearing broker and insurance companies	289,232	435,152
Accounts receivable officer		15,000
Prepaid expenses	173,057	121,681
Property and equipment, net of accumulated depreciation	166,644	125,739
Deposits	31,940	31,940
	$ 1,706,658	$ 1,329,613

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Accounts payable and accrued expenses	$ 658,491	$ 507,449
Note payable - insurance	121,264	65,944
	779,755	573,393
Subordinated note payable	225,000	225,000
Stockholders' equity:		
Common stock, no par value per share, 10,000 shares Authorized, 1,818, shares issued and outstanding	319,843	319,843
Additional paid-in capital	10,000	10,000
Retained earnings	389,715	219,352
Accumulated other comprehensive income (loss)	(17,655)	(17,975)
Total stockholders' equity	701,903	531,220
	$ 1,706,658	$ 1,329,613

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenues:		
Commissions, and other income	$10,477,697	$ 5,554,990
Expenses:		
Commissions	7,669,028	4,103,329
Rent	198,738	153,855
Depreciation and amortization	31,867	28,679
Interest	11,055	11,608
Other	2,246,646	1,158,920
	10,157,334	5,456,391
Net income	320,363	98,599
Other comprehensive income (loss):		
Unrealized gain (loss) on marketable securities	320	(17,975)
Total comprehensive income	$ 332,683	$ 80,624

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Shares	Amount	Additional Paid–in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance December 31, 2002	1,818	$ 319,843	$ 10,000	$ 350,650	$ -	$ 680,493
Distributions				(229,897)		(229,897)
Unrealized loss on Marketable securities					(17,975)	(17,975)
Net income	-	-	-	98,599	-	98,599
Balance December 31, 2003	1,818	319,843	10,000	219,352	(17,975)	531,220
Distributions				(150,000)		(150,000)
Unrealized gain on Marketable securities					320	320
Net income	-	-	-	320,363	-	320,363
Balance December 31, 2004	$ 1,818	$ 319,843	$ 10,000	$ 389,715	$ (17,655)	$ 701,903

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEARS ENDED DECEMBER 31, 2004 AND 2003

Subordinated borrowing at December 31, 2002	$ 225,000
Increase (decrease) in subordinated borrowings	-
Subordinated borrowing at December 31, 2003	225,000
Increase (decrease) in subordinated borrowings	-
Subordinated borrowing at December 31, 2004	$ 225,000

The accompanying notes are an integral part of these financial statements

KOVACK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 320,363	$ 98,599
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	31,867	28,679
Loss on disposal of fixed assets		16,406
Accounts receivables	145,920	(266,650)
Accounts receivable officer	15,000	29,008
Prepaid expenses	85,510	24,489
Accounts payable and accrued expenses	151,042	292,628
Total adjustments	429,339	124,560
Total cash flows from operating activities	749,702	223,159
Cash flows (used in) investing activities:		
Purchase of property and equipment	(72,772)	(28,687)
Cash flows from (used in) financing activities:		
Receipt of stock subscription		
Stockholder distributions	(150,000)	(229,897)
Principal payments on notes payable insurance, net	(81,566)	(51,111)
Total cash flows (used in) financing activities	(231,566)	(281,008)
Net increase (decrease) in cash and cash equivalents	445,364	(86,536)
Cash and cash equivalents, beginning of period	594,235	680,771
Cash and cash equivalents, end of period	$1,039,599	$ 594,235
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 11,056	$ 11,608
Insurance financed with debt	$ 132,608	$ 70,967

The accompanying notes are an integral part of these financial statements.

1. BUSINESS

The Company was incorporated in the State of Florida on April 23, 1997, as a registered securities broker-dealer. The Company's headquarters are located in Fort Lauderdale, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less to be cash equivalents.

Marketable securities – Marketable securities are carried at their fair market value. The resulting difference between cost and market is included in other comprehensive income. Securities not readily marketable are value at fair value as determined by management.

Property and equipment - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method.

Revenue recognition - Purchases and sales of securities are recorded on the settlement date. Investment banking income is recorded at the time the services are completed and the income is reasonably determinable.

Accounting estimates - Management of the Company occasionally uses accounting estimates in determining certain revenues and expenses. Estimates are based on subjective as well as objective factors and, as a result, judgment is required to estimate certain amounts at the date of the financial statements.

Fair value of financial instruments - The fair value of the Company's financial instruments such as cash and cash equivalents, accounts receivable, accounts payable, capital lease obligations, and subordinated notes payable approximate their carrying value.

Income taxes - The Company with the consent of its shareholders, elected to be an "S" Corporation under the Internal Revenue Code. All taxable income or loss flows through to the shareholders. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2004 and 2003 consists of the following:

	2004	2003	Estimated useful lives
Office equipment and furniture	$ 214,116	$ 155,258	5 years
Automobile	22,115	22,115	5 years
Leasehold improvements	19,987	6,073	7 years
	256,218	183,446	
Less accumulated depreciation	(89,574)	(57,707)	
	$ 166,644	$ 125,739	

Depreciation expense charged to income was $31,867 and $28,679 in 2004 and 2003, respectively.

4. NOTE PAYABLE - INSURANCE

Notes payable - insurance at December 31, 2004 and 2003 consist of the following:

	2004	2003
Installment note payable, due in 9 and installments of interest and principal of $ 15,158 and $7,327, interest at 6.00% and 6.25% in 2004 and 2003 respectively, unsecured	$ 121,264	$ 65,944

5. SUBORDINATED NOTE PAYABLE

Subordinated note payable at December 31, 2004 and 2003 consists of the following:

	2004	2003
Subordinated note payable, with interest at 4% payable annually, maturing on November 30, 2015, unsecured.	$ 225,000	$ 225,000

6. LEASES

The Company has several non-cancelable leases for transportation equipment, office facilities and equipment that expire over the next three years. The following is a schedule of future minimum lease payments for operating leases as of December 31, 2004, 2005 - $204,853, 2006 – $208,935, 2007 - $201,586, 2008 - $202,035, 2009 - $206,116, thereafter - $210,198.

7. PROFIT SHARING PLAN

The Company has a noncontributory profit-sharing plan offered to all full-time employees after 12 months of service. The Company makes annual contributions to the profit-sharing plan at the discretion of the Company. Participants become 100 percent vested after six years. The Company made contributions of $-0-, to the plan for the years ended December 31, 2004.

8. COMMITTMEMTS AND CONTINGENCIES

The Company is party to certain claims and legal actions arising in the ordinary course of business. In some cases, plaintiffs are seeking compensatory and punitive damages. It is the opinion of management that ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition. The Company has accrued $33,000 of settlement costs in 2004.

9. REQUIREMENTS OF RULE 15c3-3

The Company is a non-clearing broker, exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefits of Customers, under the provisions of paragraph (k) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

10. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934. The rule provides the aggregate indebtedness may not exceed 8 times net capital for 12 months after commencing business as a broker-dealer and 15 times net capital thereafter.

The net capital of the Company, as defined by the rule was $550,217 at December 31, 2004. The ratio of aggregate indebtedness to net capital was 1.42 to 1.

11. REPORTING REQUIREMENTS UNDER RULE 17a-5

The Company is subject to the reporting requirements of Rule 17a-5 of the Securities and Exchange Act of 1934, which requires certain brokers and dealers to file annual statements of financial condition with the Securities and Exchange Commission. The Company has met this requirement by filing Form X-17A-5 with the Commission. Copies of Parts I and II of Form X-17A-5 and any comments as to weaknesses found in the accounting system, the internal accounting controls or procedures for safeguarding securities are available for examination at the Fort Lauderdale, Florida, office of the Company, and in the regional office of the Securities and Exchange Commission.

KOVACK SECURITIES, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL COMPUTATION:

Total stockholders equity qualified for net capital	$ 701,903
Add:	
Allowable subordinated liabilities	225,000
Total capital and allowable subordinated liabilities	926,903
Deducts and or charges:	
Total non-allowable assets	(376,686)
Net capital before haircuts	550,217
Haircuts on securities:	
Other securities	
Undue concentrations	
Money markets	-
	-
Net capital	$ 550,217

RECONCILIATION:

Net capital, per page 10 of the December 31, 2004 un-audited Focus Report, as originally filed	$ 550,217
Net audit adjustments	-
Net capital, per December 31, 2004 audited report, as filed	$ 550,217